Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES CLOSURE OF FRASER LAKE SAWMILL

VANCOUVER, B.C., January 22, 2024 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will permanently close its sawmill in Fraser Lake, British Columbia, following an orderly wind-down. Today’s decision is the result of West Fraser’s inability to access economically viable fibre in the region.

The closure of Fraser Lake Sawmill will impact approximately 175 employees. West Fraser expects to mitigate the impact on affected employees by providing work opportunities at other West Fraser operations.

“We do not make these decisions lightly”, said Sean McLaren, President & CEO, West Fraser. “We know this announcement has a significant impact on our employees, their families, our suppliers and the local community, who all rely on a healthy forest industry.”

The mill closure will reduce West Fraser’s Canadian lumber capacity by approximately 160 million board feet.

“Today’s announcement, combined with our recent decision to indefinitely curtail operations at Huttig, Arkansas and close our sawmill in Maxville, Florida better align our capacity with demand and available sources of economic fibre,” said McLaren. “We believe these initiatives, along with the decision to divest three pulp assets and acquire Spray Lake Sawmills in 2023 make West Fraser stronger through the cycle.”

West Fraser anticipates recording restructuring and impairment charges of approximately $81 million in the fourth quarter of 2023 related to facility closures and curtailments due to availability of economic fibre sources in British Columbia.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s closure of the Fraser Lake sawmill, and anticipated timing thereof, expected reduction of lumber capacity, anticipated restructuring and impairment charge in the fourth quarter of 2023 as well as the related workforce impact and our ability to mitigate the impact on affected employees, ability to better align production capacity with demand and available sources of economic fibre and make West Fraser stronger through the cycle as a result of this announcement and the recently announced indefinite curtailment of the Huttig sawmill and closure of the Maxville sawmill, proposed divestiture of three pulp assets and the acquisition of Spray Lake Sawmills. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of our ability to access economically viable fibre within the Fraser Lake region, and are subject to inherent risks and uncertainties, including risks and uncertainties around our assessment of restructuring and impairment charges and related workforce impact, costs associated with contract commitments for Fraser Lake sawmill, implementation and integration of acquisitions, ability to access economically viable fibre, and the satisfaction of the conditions to closing of our sales of the Hinton Pulp mill, Quesnel River Pulp mill and Slave Lake Pulp mill and related timing of the closing of these transactions. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2022, each dated February 14, 2023, as updated in our management’s discussion and analysis for the three and nine months ended September 29, 2023, dated October 25, 2023, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com